UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Penn Engineering & Manufacturing Corp.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

707389 10 2

(CUSIP Number)

Eric M. Ruttenberg

PEM Holding Co.

c/o Tinicum Lantern II L.L.C.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300 (phone)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH A COPY TO:

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

212-735-2116 (phone)

January 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 707389 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PEM Holding Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7. Sole Voting Power Shares 0 8. Shared Voting Power 1,637,329.52 (see Item 5)* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,637,329.52 (see Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,329.52 (see Item 5)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 48.9%
14.	Type of Reporting Person. CO

*	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this “Statement”) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 707389 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tinicum Investors 13-3800339
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7. Sole Voting Power Shares 0 8. Shared Voting Power 2,000 (see Item 5)* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,000 (see Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000 (see Item 5)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%
14.	Type of Reporting Person. PN

*	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this “Statement”) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of Penn Engineering & Manufacturing Corp., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 5190 Old Easton Road, P.O. Box 1000, Danboro, PA 18916.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is being jointly filed by PEM Holding Co., a Delaware corporation (“PEM”), and Tinicum Investors, a Delaware general partnership (“Investors” and, together with PEM, the “Reporting Persons”). PEM is a holding company formed for the purpose of effecting the Merger (as defined below), with its principal business address and principal office at c/o Tinicum Lantern II L.L.C., 800 Third Avenue, 40th Floor, New York, NY 10022. PEM is currently a wholly owned subsidiary of Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP”), although additional investors, including certain affiliates of TCP, may acquire shares of PEM at or prior to the closing of the Merger. Investors is a private investment partnership with its principal business address and principal office at 990 Stewart Avenue, Garden City, New York 11530. For information required by General Instruction C to Schedule 13D, reference is made to Exhibit A attached hereto which is incorporated herein by reference to this Item 2.

(d)-(e) Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Contribution

As an inducement for PEM to enter into the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 17, 2005, by and among PEM, PN Merger Sub, Inc., a wholly owned subsidiary of PEM, and the Company, and in consideration thereof, PEM entered into an Option and Voting Agreement (the “Voting Agreement”), dated as of January 17, 2005, with Kenneth A. Swanstrom, the Chairman, Chief Executive Officer and a director of the Company, Daryl L. Swanstrom, a director of the Company, and Frederick Dreher as trustees of certain trusts listed in Item 5(b) below and, in the case of Kenneth A. Swanstrom and Daryl L. Swanstrom, individually (collectively, the “Stockholders”), with respect to certain shares beneficially owned by the Stockholders. PEM did not pay and does not expect to pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Merger Agreement and Voting Agreement see Item 4 below, which descriptions, together with copies of the Merger Agreement and Voting Agreement attached as Exhibits B and C hereto, respectively, are incorporated by reference herein. Investors used funds of the partnership to purchase the 2,000 shares of Class A Common Stock owned by it.

This Item 3 is not applicable to the persons listed on Exhibit A hereto.

Item 4.	Purpose of Transaction

The purpose of PEM entering into the Voting Agreement with the Stockholders is to facilitate the transactions contemplated by the Merger Agreement, as described below.

Investors acquired its 2,000 shares of Class A Common Stock for investment purposes.

The following is a description of the relationship among PEM and the Stockholders under the Merger Agreement and Voting Agreement but is not an affirmation by PEM of the existence of a group for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

The Merger Agreement

The Merger Agreement provides for the merger of Merger Sub, a wholly owned subsidiary of PEM, with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger.

At the effective time of the Merger, each share of the Class A Common Stock and Common Stock, par value $.01 per share (the “Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”), other than shares of Company Common Stock as to which dissenters’ appraisal rights are perfected under Delaware law and shares of Company Common Stock held by the Company or any of its subsidiaries or by PEM or any of its subsidiaries, will be canceled and be automatically converted into and thereafter only represent the right to receive cash, without any interest, in the amount of $18.25 (the “Merger Consideration”). Options to purchase Common Stock that are outstanding and unexercised at the effective time of the Merger will be canceled and be converted automatically into the right to receive from the surviving corporation a cash payment for each share of Common Stock subject to the stock option in an amount equal to the Merger Consideration less the per share exercise price of the stock option and all applicable federal and state tax withholding obligations of the optionee.

The Merger is subject to approval by the holders of a majority of the Company’s outstanding Class A Common Stock. In addition, the Merger is subject to the notification and waiting-period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary closing conditions. PEM’s obligation to consummate the Merger is also subject to receipt of proceeds from its lenders under financing commitments that have been obtained by an affiliate of PEM.

The Company and PEM have made customary representations, warranties and covenants in the Merger Agreement, including the Company’s making covenants not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement contains certain termination rights for both the Company and PEM, and further provides that, upon termination of the Merger Agreement under certain circumstances, the Company may be obligated to pay PEM a termination fee of $10.0 million plus certain expenses not exceeding $5.0 million.

The Voting Agreement

The Voting Agreement provides that, during the period from the execution of the Voting Agreement to the earlier of the date on which the Merger Agreement is terminated in accordance with its terms or the effective date of the merger (the “Proxy Term”), each Stockholder agrees that, at any annual, special or other meeting of stockholders of the Company, the Stockholder will:

•	appear in person or by proxy or otherwise cause the shares of Class A Common Stock of which such Stockholder is a beneficial owner to be counted as present for purposes of calculating a quorum at such meeting; and

•	vote or cause to be voted 92% of such shares of Class A Common Stock of which such Stockholder has the power to vote, which represent in the aggregate approximately 49% of the outstanding Class A Common Stock, in favor of the approval and adoption of the Merger Agreement and the Merger.

The Voting Agreement also provides that neither PEM nor any of its affiliates will purchase or otherwise acquire during the Proxy Term any interest, including any voting or dispositive rights, in any additional shares of Class A Common Stock or take any other action that would result in the automatic conversion of the Common Stock into shares of Class A Common Stock. The Voting Agreement also restricts the ability of the Stockholders to transfer or dispose of or agree to transfer or dispose of shares of Company Common Stock.

The Stockholders have also granted to PEM an irrevocable option to purchase from the Stockholders certain shares of Company Common Stock at a purchase price per share equal to $18.25 if PEM and the Company agree to make adjustments to the terms and conditions of the Merger Agreement so that a third party acquisition proposal no longer constitutes a Superior Proposal, as such term is defined in the Merger Agreement.

In addition, if within 12 months following the termination of the Merger Agreement for reasons that would trigger the payment of a termination fee or expense payment by the Company the Stockholders sell shares to a third party in connection with a transaction whereby the third party acquires more than 50% of the voting power of the Class A Common Stock or a majority of the equity interest in the Company, then the Stockholders must pay to PEM 25% of the amount, if any, by which the consideration received in such transaction exceeds $18.25, for certain shares of Company Common Stock subject to the Voting Agreement.

The foregoing descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the respective agreements, copies of which are attached hereto as Exhibits B and C respectively. Exhibits B and C are specifically incorporated herein by reference to this Item 4.

Except as set forth in this Statement, the Merger Agreement or the Voting Agreement, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) PEM may be deemed to have beneficial ownership of 1,637,329.52 shares of Class A Common Stock in the aggregate, which constitutes 48.9% of the outstanding shares of Class A Common Stock. This percentage was calculated based on the representation made by the Company in the Merger Agreement, that as of January 17, 2005, there were 3,350,164 shares of Class A Common Stock outstanding. PEM disclaims beneficial ownership of such Class A Common Stock, and this Statement shall not be construed as an admission that PEM is the beneficial owner of the Class A Common Stock covered by this Statement.

Investors has direct beneficial ownership of 2,000 shares of Class A Common Stock.

Because PEM and Investors may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Class A Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership.

Other than as provided in this Item 5, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, owns or has any rights to acquire, directly or indirectly, any Class A Common Stock.

(b) Pursuant to the Voting Agreement, PEM may be deemed to have shared voting power and shared dispositive power with respect to 92% of the following shares of Class A Common Stock (i) 441,920.16 shares with Kenneth A. Swanstrom, individually, (ii) 579,118.84 shares with Daryl L. Swanstrom, individually, (iii) 504,522.48 shares with Frederick W. Dreher, in his capacity as co-trustee with Kenneth A. Swanstrom and PNC Bank, N.A. of certain trusts listed below and (iv) 111,768.04 shares with Frederick W. Dreher, in his capacity as co-trustee with Daryl L. Swanstrom of certain trusts listed below. PEM, however, disclaims beneficial ownership of such Class A Common Stock. The following is a list of trusts referred to in this Item 5(b) and the number of shares of Class A Common Stock held by such trusts (such list consists of information contained in the Stockholders’ Schedule 13D filed with the SEC on January 20, 2005 and the Voting Agreement):

(i)	Marital Trust Under Item Fourth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America) - 108,480 shares.

(ii)	Residuary Trust Under Item Fifth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America) - 13,007 shares.

(iii)	Trust Under the Will of Gladys Swanstrom (Trustees: Kenneth A. Swanstrom and Frederick W. Dreher) - 125,950 shares.

(iv)	Residuary Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.) - 172,906 shares.

(v)	GST-Exempt Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.) - 24,038 shares.

(vi)	Trust Under Deed of Klas A. Swanstrom dated 1/12/73 (Trustees: PNC Bank, N.A. and Frederick W. Dreher) - 115,500 shares.

(vii)	Trust Under Deed of Klas A. Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher) - 77,000 shares.

(viii)	Trust Under Deed of Gladys Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher) - 33,000 shares.

Investors has direct beneficial ownership of 2,000 shares of Class A Common Stock.

Because PEM and Investors may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Class A Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership.

The information required by Item 2 relating to the Stockholders is set forth in Exhibit D attached hereto, which is incorporated herein by reference and consists of information in the Voting Agreement and the Stockholders’ Schedule 13D filed with the SEC on January 20, 2005. While the Reporting Persons have no reason to believe that such information was not accurate as of its date, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information. In addition, the Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty with respect to such information, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any Stockholders, which may affect the accuracy or completeness of such information.

(c) Except with respect to the transactions contemplated by the Voting Agreement and Merger Agreement, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has effected any transaction in the Class A Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are attached hereto as Exhibits B and C respectively. Exhibits B and C are specifically incorporated herein by reference to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable

Note to Item 5:

In addition to the shares of Class A Common Stock described in this Item 5, pursuant to the Voting Agreement, PEM may be deemed to have beneficial ownership of an aggregate of 2,652,144 shares, or 18.3%, of the outstanding shares of Common Stock held individually or by the trusts set forth in Item 5(b) above. This percentage was calculated based on the representation made by the Company in the Merger Agreement that, as of January 17, 2005, there were 14,501,581 shares of Common Stock outstanding. In addition, pursuant to the Voting Agreement, PEM may be deemed to have beneficial ownership of an aggregate of 269,260 shares of Common Stock underlying options held by Kenneth A. Swanstrom and Daryl L. Swanstrom (such number is based upon information contained in the Stockholders’ Schedule 13D filed with the SEC on January 20, 2005 and the Voting Agreement). PEM disclaims beneficial ownership of all shares of Common Stock. The Common Stock does not have the right to vote on any matter presented to stockholders of the Company, including the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4, and 5 is incorporated herein by reference to this Item 6.

Item 7.	Material to Be Filed As Exhibits

Exhibit A:	Directors and Executive Officers of PEM Holding Co. and Controlling Entities; Partners of Investors and Controlling Entities

Exhibit B:	The Merger Agreement, dated as of January 17, 2005, by and among PEM Holding Co., Merger Sub and the Company

Exhibit C:	Voting Agreement, dated as of January 17, 2005, by and among PEM Holding Co. and the Stockholders

Exhibit D:	Certain Information Regarding the Stockholders

Exhibit E:	Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2005

PEM HOLDING CO.

/s/ WILLIAM SHOCKLEY
Name:	William Shockley
Title:	Vice President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2005

TINICUM INVESTORS

/s/ ERIC M. RUTTENBERG
Name:	Eric M. Ruttenberg
Title:	Managing Partner